December 3, 2024

Lap Sun Wong
Chief Executive Officer and Chairman of the Board
Hong Kong Pharma Digital Technology Holdings Ltd
Room B1, 5/F., Well Town Industrial Building
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong

       Re: Hong Kong Pharma Digital Technology Holdings Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed November 21, 2024
           File No. 333-282876
Dear Lap Sun Wong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Cover Page

1. We note your disclosure that your CEO, Mr. Lap Sun Wong, will be your controlling stockholder. Please revise to state, if true, that the controlling stockholder will have the ability to determine certain matters requiring approval by stockholders, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Please make conforming revisions wherever you discuss your controlling stockholder.
 December 3, 2024
Page 2
General

2.    We note that slide 13 of your Free Writing Prospectus, filed November 22,
2024,
      states that since mid-September, you have added over 20% of your warehouse footage since by leasing a new facility. To the extent that this development has materially affected your business, please revise your registration statement to clearly state as much. Additionally, please revise to identify the material terms of any agreements associated with the new lease and file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

       Please contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Kevin Sun